INSIDER TRADING AND TIPPING POLICY

KOSS CORPORATION

(as amended January 29, 2025)

I.	Purpose of Insider Trading Policy.

Koss Corporation (the “Company”) has adopted this Koss Corporation Insider Trading and Tipping Policy (“Policy”), which is designed to promote compliance with securities laws that prohibit certain persons who are in possession of Material Nonpublic Information about a company from trading in the securities of that company or providing Material Nonpublic Information to other persons who may trade on the basis of that information.

This Policy also is designed to protect an important corporate asset: the Company’s reputation for integrity and ethical conduct. As a result of applicable securities laws and this Policy, Covered Persons may, from time to time, have to forego or delay a desired securities transaction, and may suffer economic loss or forego anticipated profit as a result.

II.	Scope of Policy.

A.	Applicability of Policy.

This Policy applies to all directors, officers, employees and consultants of the Company and its affiliates, as well as any immediate family members sharing the household of any of the foregoing, and any entities controlled by any of the foregoing persons, including corporations, partnerships or trusts (“Insiders”).

This Policy applies to all transactions, including gifts, in the Company’s securities, including common stock, options, restricted stock units and other equity-based awards, bonds and any other securities the Company may issue from time to time, such as preferred stock, warrants and convertible debentures, as well as to derivative securities relating to the Company’s stock, whether or not issued by the Company, such as exchange-traded options (collectively, “Company Securities”).

This Policy also applies to transactions in any security of any other publicly traded company by an Insider while in possession of Material Nonpublic Information that could reasonably be expected to impact the price of securities of such other company and was obtained in the course of such Insider’s involvement with the Company.

B.	Statement of General Policy.

It is the policy of the Company to prevent the unauthorized disclosure of any Material Nonpublic Information regarding the Company acquired in the workplace or otherwise and the misuse of Material Nonpublic Information in securities trading.

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C.	Definition of “Material”.

It is not possible to define all categories of material information. However, information should be regarded as material if there is a reasonable likelihood that it would be considered important to an investor in making an investment decision regarding the purchase or sale of a company’s securities.

While it may be difficult under this standard to determine whether particular information is material, there are various categories of information that are particularly sensitive and, as a general rule, should always be considered material. Examples of such information may include:

·	financial results, especially sales numbers, quarterly and year-end earnings, significant changes in financial performance or liquidity and expectations for future periods;
·	the gain or loss of a significant customer or supplier;
·	news of a pending or proposed merger;
·	news of a pending or proposed significant acquisition;
·	news of a pending or proposed material contract with a customer;
·	news of the disposition of a subsidiary or the sale of significant assets;
·	news of the termination of a material contract with a customer;
·	impending bankruptcy or financial liquidity problems;
·	changes in dividend policy;
·	new product announcements or major price or marketing changes for products;
·	stock splits;
·	cybersecurity attacks, breaches or similar events;
·	new equity or debt offerings;
·	litigation exposure due to actual or threatened litigation;
·	changes in senior management;
·	the establishment of a repurchase program for a company’s securities;
·	a change in auditors or notification that an auditor’s reports may no longer be relied upon; and
·	a need to restate financial statements.

Either positive or negative information may be material. Material Nonpublic Information is not limited to historical facts but may also include projections and forecasts. The public, the media, and the courts may use hindsight in judging what is Material Nonpublic Information. When in doubt about whether particular inside information is “Material Nonpublic Information”, presume it is Material Nonpublic Information and consult with the Company’s Chief Financial Officer.

D.	Definition of “Nonpublic Information”.

Information is “nonpublic” if it has not been disclosed to the public. In order for information to be considered public, it must be widely disseminated; for example, through a press release, widely available broadcasts on television or radio, publication in widely available newspapers or news websites or public filings with the Securities and Exchange Commission (the “SEC”) that

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are available on the SEC’s website. To avoid the appearance of impropriety, information should not be considered fully absorbed by the marketplace until the close of business on the second trading day following the date of public disclosure. Depending on the particular circumstances, the Company may determine that a longer or shorter period should apply to the release of specific Material Nonpublic Information, in which case it will notify appropriate Insiders.

E.	Specific Policies.

1. Trading on Material Nonpublic Information.  Each Insider must refrain from any transaction involving Company Securities, including any offer to purchase or offer to sell and any gift of Company Securities, during any time that he or she possesses Material Nonpublic Information concerning the Company, until the close of business on the second trading day following the date of public disclosure of that information, or at such time as such nonpublic information is no longer material. If an Insider is not sure whether information is considered public or material, they should either consult with the Chief Financial Officer or assume that the information is Material Nonpublic Information.

Similarly, Insiders may not purchase or sell, offer to purchase or sell, or otherwise trade in securities of any other company unless they are certain that they do not possess any Material Nonpublic Information (regardless of whether that information is about the Company, that other company, or otherwise) which they obtained in the course of their relationship with the Company. For example, Insiders would be prohibited from trading in the securities of a competitor if they are in possession of Material Nonpublic Information regarding the Company that could reasonably be expected to impact the price of securities of the competitor.

2. Tipping.  No Insider may disclose (“tip”) Material Nonpublic Information to any other person (including family members) or recommend the purchase or sale of ay Company Securities to any other person. This prohibition is designed to prevent such information from being used by the person receiving it to his or her profit or benefit by trading in Company Securities. For the same reason, an Insider or related person may not make recommendations or express opinions on the basis of Material Nonpublic Information as to trading in Company Securities (or securities of any other company to which such Material Nonpublic Information relates).

3. Confidentiality of Nonpublic Information.  Nonpublic information obtained in the course of an Insider’s relationship of the Company is the property of the Company and the unauthorized disclosure of such information is forbidden.

4. Internet and Social Media. Because of the potential for abuse of the prohibition on “tipping,” Insiders are prohibited from posting any information REGARDING ANY COMPANY SECURITIES on Internet chat rooms, social media or other types of

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public forums. This prohibition shall not apply to routine information regarding the Company and its operations, such as promotional material regarding the Company’s products.

F.	Potential Criminal and Civil Liability and/or Disciplinary Action.

1. Liability for Insider Trading.  Insiders may be subject to disgorgement of profits (or losses avoided) (trebled in some cases), and criminal penalties of up to $5,000,000 and up to 20 years in jail for engaging in transactions at a time when they have knowledge of Material Nonpublic Information. The SEC, the stock exchanges and the Financial Industry Regulatory Authority (FINRA) use sophisticated electronic surveillance techniques to uncover insider trading.

2.	Liability for Tipping. Insiders may also be liable for improper transactions by any person (commonly referred to as a “tippee”) to whom they have disclosed Material Nonpublic Information or to whom they have made recommendations or expressed opinions on the basis of such information as to trading in securities. In the past, the SEC has imposed large penalties, even when the disclosing person did not profit from the trading.

3. Possible Disciplinary Actions.  In addition to potential criminal and civil liability, employees of the Company who violate this Policy will be subject to disciplinary action by the Company, which may include immediate termination of employment or ineligibility for future participation in the Company’s equity incentive plans (or termination of business engagement for consultants or contractors).

G.	Guidelines.

1. Trading Window; Blackout Periods. To ensure compliance with this Policy and applicable federal and state securities laws, the Company requires all directors, officers, and participants in the Company’s equity incentive plans (i.e., recipients of stock options or other equity awards) (“Restricted Persons”) to either

(1) refrain from conducting transactions involving the purchase or sale of Company Securities other than during the period in any fiscal quarter commencing at the close of business on the second trading day following the date of public disclosure of the Company’s financial results for the prior fiscal quarter or fiscal year and lasting until 15 days prior to the end of the fiscal quarter or fiscal year (the “Trading Window”) or (2) obtain preclearance of the trade as described below.

The safest period for trading in Company Securities, assuming the absence of Material Nonpublic Information, is generally the first ten days of the Trading Window. Periods other than the Trading Window are more highly sensitive for transactions in Company Securities from the perspective of compliance with applicable securities laws. This is because Restricted Persons will, as any quarter progresses, be increasingly likely to possess Material

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Nonpublic Information about the expected financial results for the quarter.

Therefore, it is expected that requests to trade outside the Trading Window will be granted only in exceptional cases.

It should be noted that even during the Trading Window any person possessing Material Nonpublic Information concerning the Company should not engage in any transactions in Company Securities until such information has been known publicly for at least two full trading days.

Although the Company may from time to time recommend during a Trading Window that directors, officers, selected employees and others suspend trading because of developments known to the Company and not yet disclosed to the public, each person is individually responsible at all times for compliance with the prohibitions against insider trading. Trading in Company Securities during the Trading Window should not be considered a “safe harbor,” and all directors, officers, and other persons should use good judgment at all times.

2.	Preclearance of Trades. All Restricted Persons must preclear trades not in the Trading Window with the Company’s Chief Financial Officer (the “Compliance Officer”). However, the Company has determined that its directors, executive officers and other officers as may be determined by the Company (in which case the Company will notify any such officer) (“Section 16 Individuals”) should refrain from trading in Company Securities,  even during the Trading Window, without first complying with the Company’s “preclearance” process.

Each Section 16 Individual should contact the Compliance Officer prior to commencing any trade in Company Securities.

The Company may also find it necessary, from time to time, to require compliance with the preclearance process from certain employees, consultants and contractors other than, and in addition to, officers and directors.

3. No Short Sales. It is a violation of U.S. law for a Section 16 Individual to engage in “short sales” in the Company’s stock (i.e., a sale of shares that the individual does not own at the time of sale) or sales “against the box” (i.e., a sale of shares in which the shares sold are not delivered within 20 days or deposited in the mail for delivery within five days after the sale of the shares). Consistent with the law, this Policy prohibits Restricted Persons from engaging in such transactions.

4. No Options Trading. This Policy also prohibits Restricted Persons from buying or selling publicly-traded options, puts, calls or other derivatives of Company Securities. Even if such transactions are justifiable for other reasons, they may create an appearance of impropriety that, in certain circumstances, could lead to investigation by the SEC or other authorities and possible legal problems. This prohibition does not prevent Restricted Persons from exercising Company-issued options, subject to the other restrictions of this Policy.

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5. Hedging. Restricted Persons are also prohibited from engaging in hedging, monetization transactions or similar arrangements involving Company Securities, such as zero-cost collars and forward sale contracts, as they involve the establishment of a short position in Company Securities.

6. Margin Accounts and Pledges. Company Securities held in a margin account may be sold by the broker without the customer’s consent if the customer fails to meet a margin call.  Similarly, securities pledged as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan or, in many instances, if the value of the collateral declines. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material inside information regarding the Company,  Restricted Persons are prohibited from holding Company Securities in a margin account or pledging such securities as collateral for a loan.

7. 401(k) Plan.  This Policy does not apply to purchases of Company Securities in the Company’s 401(k) plan resulting from your periodic contribution of money to the plan pursuant to your advance instructions regarding payroll deduction election. However, you may not alter your instructions regarding the purchase and sale of Company Securities in such plan or transfer out of the Company stock fund while in possession of Material Nonpublic Information, and the Policy does apply to certain elections you may make under the 401(k) plan, including: (i) an election to increase or decrease the percentage of your periodic contributions that will be allocated to the Company stock fund; (ii) an election to make an intra-plan transfer of an existing account balance into or out of the Company stock fund; (iii) an election to borrow money against your 401(k) plan account if the loan will result in a liquidation of some or all of your Company stock fund balance; and (iv) an election to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to the Company stock fund.

8. ESOP. This Policy does not apply to allocations of Company Securities through the Company’s employee stock ownership plan (the Koss Employee Stock Ownership Trust, or KESOT),  but does apply to the sale of any Company Securities distributed from the KESOT.

9. Mutual Funds. Transactions in mutual funds that are invested in Company Securities, similar professionally managed “commingled pools” or exchange-traded funds that invest in Company Securities in addition to securities of other companies are not transactions subject to this Policy.

10. Individual Responsibility. Every Insider has the individual responsibility to comply with this Policy against insider trading, regardless of whether the Company has recommended a trading window to that Insider or any other Insiders of the Company. The guidelines set forth in this Policy are guidelines only and are not intended to serve as precise recitations of the legal prohibitions against insider trading and tipping. Accordingly, appropriate judgment should be

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exercised in connection with any trade in Company Securities.

An Insider may, from time to time, have to forego a proposed transaction even if he or she planned to make the transaction before learning of the Material Nonpublic Information and even though the Insider believes he or she may suffer an economic loss or forego anticipated profit by waiting.

11. Post-Termination Transactions. Applicable securities laws continue to apply to transactions in Company Securities even after service with the Company has ended. Insiders in possession of Material Nonpublic Information at the time of their termination may not purchase or sell Company Securities until that information has become public or is no longer material.

H.	Reporting Obligations.

1. Short-Swing Profits. Section 16 Individuals must also comply with the reporting obligations and limitations on short-swing transactions set forth in Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The practical effect of these provisions is that Section 16 Individuals who purchase and sell Company Securities within a six-month period must disgorge all profits to the Company whether or not they had knowledge of any Material Nonpublic Information.

The terms “purchase” and “sale” are construed under Section 16(b) to cover a broad range of transactions, including acquisitions and dispositions of shares in tender offers, the receipt and granting of certain options, the acquisition or sale of convertible debt and certain corporate restructurings and reorganizations. The SEC has mitigated the impact of Section 16(b) in some situations by providing exemptions from liability (such as those for transactions under employee benefit plans pursuant to Rule 16b-3). Purchases and sales by an insider may be matched with transactions by any person (such as certain family members and related or controlled corporations and entities) whose securities may be deemed to be beneficially owned by the insider and apply to transactions executed pursuant to a Rule 10b5-1 Plan. Section 16 rules define “beneficial ownership” as having or sharing a direct or indirect pecuniary interest in the securities (the opportunity directly or indirectly to profit or share in the profit derived from a transaction in the securities).

2. Report of Beneficial Ownership. Sections 13(d) and 13(g) under the Exchange Act require persons acquiring or owning beneficial ownership of more than five percent of a registered class of equity securities of a company to file a Schedule 13D or 13G with the SEC. Beneficial ownership for purposes of Section 13 includes the right to direct, or share direction of, the voting or disposition of the security.

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Sections 13(d) and 13(g) pertain to disclosure and generally do not impose substantive restrictions on purchases and sales except in certain cases related to attempts to influence or control the issuer. Schedules 13D and 13G must be updated when there are material changes in stock ownership or in the other information reported. These forms must be filed by the SEC’s EDGAR electronic filing system, which means that the five percent stockholder must have applied for and received his or her EDGAR codes from the SEC.

3. Section 16 Reports.  All Section 16 Individuals are obligated to file Section 16 reports when they engage in transactions in Company Securities. Although the Compliance Officer will assist reporting persons in preparing and filing the required reports, each Section 16 Individual retains responsibility for their reports. Section 16 Individuals must notify the Compliance Offer immediately upon making any transaction in Company Securities to ensure that such transaction is timely reported on Form 4, as applicable.

4. Form 144 Reports.  Section 16 Individuals are required to file Form 144 before making an open market sale of Company Securities.  Form 144 notifies the SEC of the intent to sell Company Securities. This form is generally prepared and filed by brokers and is in addition to the Section 16 reports that may be filed on a Section 16 Individual’s behalf by the Compliance Officer.

I.	Exception for Approved Rule 10b5-1 Plans.

Trades by covered persons in Company Securities that are executed pursuant to an approved Rule 10b5-1 Plan (“10b5-1 Plan”) are not subject to the prohibition on trading on the basis of Material Nonpublic Information contained in this Policy or to the restrictions set forth above relating to the Trading Window and pre-clearance procedures. Rule 10b5-1 provides an affirmative defense from insider trading liability under the federal securities laws for trading plans that meet certain requirements. The following terms comprise the Company’s policy for the adoption and use of 10b5-1 Plans:

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An insider must receive pre-clearance and approval from the Compliance Officer before entering into, modifying or terminating any 10b5-1 Plan. Any proposed 10b5-1 Plan (or a modification or termination of an existing 10b5-1 Plan), must be provided to the Compliance Officer at least five days prior to the proposed date of entry, modification or termination of such plan.

•

10b5-1 Plans may only be adopted during an open trading window and an Insider must certify that, as of the adoption date, such Insider is not in possession of Material Nonpublic Information and that they are adopting the plan in good faith and not as a plan or scheme to avoid the prohibition on insider trading. Each Insider must act in good faith with respect to their 10b5-1 Plan once adopted and must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade.

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•

A minimum of thirty (30) days must elapse between adoption of a 10b5-1 Plan and the first trade under the 10b5-1 Plan (the “Employee Cooling-Off Period”); provided, however, for a Section 16 Individual,  the first trade under a 10b5-1 Plan may not occur before the later of: (1) ninety (90) days after the adoption of the 10b5-1 Plan; and (2) two business days following the disclosure of the Company’s financial results in a Form 10-Q or Form 10-K for the completed fiscal quarter in which the plan was adopted (subject to a maximum of 120 days) (the “D&O Cooling-Off Period” and the Employee Cooling Off Period, as applicable, the “Cooling-Off Period”).

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For the purposes of this Policy, any modification or change to the amount, price, or timing of the purchase or sale of the securities underlying a 10b5-1 Plan shall be deemed a termination of such 10b5-1 Plan and the adoption of a new 10b5-1 Plan and thus subject to all of the requirements for the adoption of a new 10b5-1 Plan set forth herein.

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An insider may maintain two separate 10b5-1 Plans at the same time, so long as trading under one of them is not authorized to begin until after all trades under the other are completed or expire without execution. If an Insider terminates the earlier 10b5-1 Plan, the later 10b5-1 Plan must observe an “effective cooling-off period,” or the applicable Cooling-Off Period that would apply if the later 10b5-1 Plan were deemed to be adopted on the date of termination of the earlier 10b5-1 Plan; and

•

An Insider may maintain additional “sell-to-cover” 10b5-1 Plans that authorize a broker to sell only such securities as are necessary to satisfy tax withholding obligations arising exclusively from the vesting of a compensatory award, such as restricted stock or restricted stock units, and the Insider does not otherwise exercise control over the timing of such sales.

•

The Company and its officers and directors must make certain disclosures in SEC filings concerning 10b5-1 Plans. Each Section 16 Individual must undertake to provide any information requested by the Company regarding 10b5-1 Plans for the purpose of providing the required disclosures or any other disclosures that the Company deems to be appropriate under the circumstances.

Section 16 Individuals should note that, although 10b5-1 Plans provide a defense against trades made on their behalf while they may be in possession of Material Nonpublic Information, those trades are still subject to the short-swing profit rules described above in Section II.H.1.

J.	Inquiries.

Please direct any questions as to any of the matters discussed in this Policy to the Compliance Officer.

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III.	Appointment of Compliance Officer.

The Company designates its Chief Financial Officer as the Company’s Insider Trading

Compliance Officer. In the event that the Chief Financial Officer is unavailable, then the Company’s Controller shall serve as Compliance Officer.

IV.	Duties of Compliance Officer.

The duties of the Compliance Officer include, but are not limited to, the following:

A. Preclear transactions involving Company Securities by Restricted Persons and Section 16 Officers, as required under this Policy, in order to determine compliance with the Policy, insider trading laws, Section 16 of the Exchange Act and Rule 144 promulgated under the Securities Act of 1933, as amended.

B. Review and approve the adoption, modification or termination of 10b5-1 Plans.

C. Serve as the designated recipient at the Company of copies of reports filed with the SEC by Section 16 Individuals under Section 16 of the Exchange Act.

D. Email periodic reminders to all Restricted Persons regarding Trading Windows and anytime the Company determines otherwise to institute a Blackout Period.

E. Circulate this Policy and other appropriate materials to new officers, directors and others who have, or may have, access to Material Nonpublic Information.

F.	Assist the Company’s Board of Directors with implementation of the Policy.

V.	Transactions by the Company. The Company will not engage in transactions in Company Securities, except in compliance with applicable securities laws.

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